UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 31 2005

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Michael Hugh Creedon Herlihy
Name:	Michael Hugh Creedon Herlihy
Title:	General Counsel and Company Secretary

Date:	March 31, 2005

Exhibit Index

Exhibit	Exhibit Description
Number

99.1	Notification of Major Interests in Shares 4 March 2005
99.2	A Disposal of Shares by Employee Benefit Trust 7 March 2005
99.3	Notification of Major Interests in Shares 7 March 2005
99.4	Notification of Major Interests in Shares 7 March 2005
99.5	Notification of Interests of Directors and Connected Persons 10 March 2005
99.6	Notification of Major Interests in Shares 14 March 2005
99.7	Annual Report & Accounts 2004 Notice 15 March 2005
99.8	A Disposal of Shares by Employee Benefit Trust 16 March 2005
99.9	A Disposal of Shares by Employee Benefit Trust 23 March 2005
99.10	Notification of Major Interests in Shares 31 March 2005
99.11	Notification of Interests of Directors and Connected Persons 31 March 2005